

Mail Stop 7010

December 1, 2008

Mr. Mark A. Pompa
Emcor Group, Inc.
301 Merritt Seven
Norwalk, Connecticut 06851-1060

> **RE: Emcor Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 21, 2008**
> **File #1-8267**

Dear Mr. Pompa:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 3. Legal Proceedings, page 13

1. Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the Mowlem claim. If a material loss is reasonably possible, please revise future filings to provide the additional disclosures required by SAB 5:Y and SFAS 5.

<u>Liquidity and Capital Resources, page 24</u>
<u>Contractual Obligations, page 25</u>

2. Please revise future filings to include the cash requirements for interest in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer to SEC Release # 33-8350, specifically footnote 46.

<u>Note B- Summary of Significant Accounting Policies, page 35</u>
<u>Revenue Recognition, page 36</u>

3. We note your disclosure that certain of your service contracts may not be signed in advance of your work. With a view towards future disclosure, please provide us with a more comprehensive discussion regarding how you have considered this fact in your revenue recognition policy. Reference SAB 104.

<u>Goodwill and Identifiable Intangible Assets, page 39</u>

4. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your goodwill impairment policy. In this regard, please confirm to us that you utilize the two-step aspect to recognizing goodwill impairment and that you consider the notion of implied fair value in the second step. Reference paragraphs 19-21 of SFAS 142.

5. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your identifiable intangible assets with indefinite useful lives. In this regard, please confirm to us that you assess these assets individually without regard to the reporting unit. Reference paragraphs 14 and 17 of SFAS 142.

<u>Exhibits 31.1 and 31.2</u>

6. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief